November 4, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Accounting Branch Chief

Re: Veolia Environment
Form 20-F for the Fiscal Year ended December 31, 2009
Filed April 19, 2010
File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated October 18, 2010 containing comments on our response letter filed on EDGAR on October 7, 2010 regarding the above-referenced filing.  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your October 18 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Note 4 Goodwill, page F-34

1.
We note your response to comment 4 in our letter dated September 27, 2010 including the information you have provided in response to comment 23 in our letter dated July 12, 2010, and to comment 11 in our letter dated August 10, 2010 and the information disclosed in your fiscal year 2009 Form 20-F on pages F-16 and F-35— F-36.  We have also considered the disclosures requirements in paragraphs 134(d) and 134(f) of IAS 36. There continues to be a concern that the disclosures you have provided and intend to provide in future filings do not provide investors with sufficient information to understand the key assumptions you have made in estimating the recoverable amounts of the identifiable cash-generating units for which you have determined a reasonably possible change to a key assumption used may cause the carrying amount to exceed the recoverable amount, including the sensitivity of those assumptions.  We understand the complexity in the development of these key assumptions due to your revenues being generated from long-term contracts. However, we assume that the culmination of the consideration given to each of the contracts associated with each corresponding cash-generating unit results in a total estimated margin for each of the six years projected that is the primary factor in the estimated recoverable amount in addition to the discount rate and the perpetual growth rate.  Therefore, it is unclear why the margins for each of the six years would not be considered a key assumption that is disclosed for those cash-generating units for which you has determined a reasonably possible change to a key assumption used may cause the carrying amount to exceed the recoverable amount.  Further, you also need to communicate to investors the amount by which these key assumptions would need to change for the recoverable amount and the carrying amount to be equal.  Please provide us with the disclosures that you intend to include in future filings using the fiscal year 2009 information that provides investors with the information required by paragraphs 134(d) and 134(f) of IAS 36.

Response:
The Company notes the staff’s comments and respectfully submits that the disclosures it makes and the amendments it has proposed to the Commission regarding the testing of goodwill impairment are consistent with the practice of other large foreign filers reporting under IFRS, including those with a significantly smaller number of cash generating units.  Nonetheless, the Company has carefully considered the staff’s comments and proposes to amend its previous proposal regarding possible impairment of significant, sensitive CGU’s.

As noted in its September 17, 2010 response to question 11 of the staff’s letter dated August 10, 2010, the Company proposes to enhance its disclosure to include a table disclosing the results of sensitivity analyses in respect of the discount rate and perpetual growth rate (the “economic assumptions”) for CGUs that show an impairment risk, based on a 1% reasonably possible change in these economic assumptions, in cases where the net amount of goodwill as of the balance sheet date is above 100 million euros.  We refer to these CGUs as the “significant, sensitive CGUs.”

In addition, in response to the staff’s comment, the Company proposes to add a sensitivity analysis, for each significant, sensitive CGU, relating to reasonably possible changes in cash flow (operating cash flow, less maintenance investments*, plus or minus change in working capital requirements), which is the key operating assumption used by the Company in analyzing the recoverable value of its CGUs.  The Company uses cash flow as its key assumption rather than margins, because cash flow takes into account maintenance investment levels, which in many cases have a direct impact on operating cash flow (for example, a contract might condition a price increase on the realization of certain maintenance investment levels).

Specifically, the Company proposes to include the following disclosure (including the table in its September 17, 2010 response) (figures and determination of significant, sensitive CGUs are for illustration based on 2009 information, and may change for 2010):

CGU	Energy Services United States	Dalkia Italy	Environmental Services Italy	Others	TOTAL
Difference between recoverable value and net carrying amount	17	31	8	251	307
Increase in 1 % in the discount rate	(129)	(62)	(31)	(69)	(291)
Decrease of 1% in Perpetual Growth Rate	(106)	(43)	(24)	(64)	(237)

* As defined in our response to question 16 in our letter dated July 29, 2010.

A 5% decrease in operating cash flow, less changes in maintenance investments, plus or minus variation in working capital requirements, over the period of the six-year long-term plan would decrease the recoverable amount by approximately €36 million for Energy Services United States, €31 million for Dalkia Italy and €8 million for Environmental Services Italy. The tables below show the percentage by which each key assumption must change in isolation for each of these CGUs in order for the estimated recoverable amount to be equal to the carrying value of that unit.

(in percent)	Energy Services United States	Dalkia Italy	Environmental Services Italy
Discount rate	0.1%	0.3%	0.2%
Perpetual Growth Rate	(0.1)%	(0.4)%	(0.2)%
Operating Cash Flow, less investments, +/- change in working capital requirements	(2.3)%	(5.0)%	(5.0)%

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Olivier Orsini, at +33 1 71 75 01 21, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

________________

Pierre-François Riolacci
Chief Financial Officer

cc:  Olivier Orsini, General Secretary
Veolia Environnement
Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP